May 19, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel Branch Chief

Re:	JetBlue Airways Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 File No. 000-49728

Ladies and Gentlemen:

On behalf of JetBlue Airways Corporation, or JetBlue, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, the Staff, regarding the above referenced filing set forth in the Staff’s letter dated May 8, 2006. For your convenience, we have repeated each of the comments set forth in the Staff’s letter followed by our responses to that comment.

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 44

1.	We note from Note 1 and Note 13 to your financial statements that your investment securities consist primarily of auction rate securities which have been classified as available-for-sale. While we acknowledge that your auction rate securities have auction reset periods of less than 12 months, you disclose in Note 13 to your financial statements that your short-term investment balance includes securities with a carrying value of $435 million as of December 31, 2005, which do not mature until after 2019. Please tell us why you believe that it is appropriate to classify auction rate securities, with maturity dates more than 12 months after your balance sheet date, as short-tem assets. In your response please provide clarification of the following items with regard to your investments in action rate securities:

•	Whether the issuing party or another 3rd party can be obligated to redeem your auction rate securities on the auction reset date, or whether that date strictly represents the date on which the applicable interest rate can be reset.

•	Your intent with regard to the holding period of your auction rate securities.

•	Your average historical holding period of auction rate securities.

We may have further comment upon receipt of your response.

Response:    In classifying our auction rate securities, we follow the guidance in SFAS No 115, paragraph 17, which refers us to ARB 43, Chapter 3 paragraph 4, which states:

For accounting purposes, the term CURRENT ASSETS is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Such resources as (f) marketable securities representing the investment of cash available for current operations.

Since there is an active market for these instruments and we are able to sell these marketable securities at any time to meet current operating needs, we have classified them as current assets.

The following addresses your requests for clarification regarding our investment in auction rate securities:

•	If we are not successful in retaining the auction on the auction reset date or choose not to bid, the auction dealer is obligated to redeem our securities. In the unlikely event of a failed auction, (approximately 15 since 1984), we would maintain our position until such time that there is a successful auction, the final legal maturity date is reached or the issue is called.

•	Our intent with these securities is to hold them until the reset date; however, we have the ability to sell them at anytime, which has resulted in our classification as available-for-sale securities.

•	The vast majority of the auctions that we participate in have 28 day reset periods and it has been our practice to maintain our positions until the reset date. On the reset date, we evaluate our current cash requirements and other investment options before bidding on new auctions.

Consolidated Statements of Cash Flows, page 47

2.	We note that in your consolidated statements of cash flows, you have reported the net change in available-for-sale securities, rather than your purchases of available-for-sale securities and proceeds from the sale and maturities of available-for-sale securities. However, we note per Note 13 to your financial statements that the contractual maturities of your available-for-sale securities at December 31, 2005 consisted of securities with a carrying value of $36 million maturing in 2006 and securities with a carrying value of $435 million maturing after the year 2019. As it appears that the majority of your available-for-sale securities have original maturities in excess of three months, please revise future filings to report the gross cash inflows and cash outflows related to the purchases, sales, and maturities of your available-for-sale securities as separate line items in your consolidated statements of cash flows. Please refer to the guidance provided in paragraphs 11 through 13 of SFAS No. 95 and paragraph 18 of SFAS No. 115.

Response:    In future filings, we will report the gross cash inflows and outflows related to our available for sale securities, including previously reported amounts.

Note 3 — Leases, page 53

3.	We note that during fiscal year 2005, you entered into sale and leaseback transactions for six EMBRAER 190 aircraft. We note that you entered into sale and leaseback transactions for an additional four EMBRAER 190 aircraft during the three months ended March 31, 2006. Please tell us and disclose in the footnotes to your financial statements the terms of your sale and leaseback transactions entered into during fiscal year 2005 and the first quarter of fiscal year 2006. Your response and expanded disclosures should discuss the proceeds received from the sale of your aircraft, the lengths of the subsequent lease terms of the aircraft, the amounts of gain or loss from your sale and leaseback transactions that has been deferred, and any other material details of your sale and leaseback transactions. Please refer to the requirements of paragraph 17 of SFAS No. 98.

Response.    We believe that we have adequately disclosed the material terms and future commitments related to our sale and leaseback transactions in our 2005 and 2006 filings as required by paragraph 17 of SFAS No. 98. The proceeds of our sale and leaseback transactions have been separately reflected on the face of our consolidated statements of cash flows. Note 3 to our 2005 audited financial statements disclosed that the gains from these transactions are being deferred and recognized on a straight-line basis over the respective lease term. The deferred gains for 2006 and 2005 were not considered material and as a result were not separately disclosed. Renewal periods and purchase options for the leasebacks are also reflected in Note 3 along with our other aircraft operating leases. Aside from the leasebacks themselves, there is no continuing involvement on our part following the sales, so we believe no added disclosure was required. The future minimum lease payments associated with these transactions have been included in Note 3 to our 2005 audited financial statements and

Note 9 to our Form 10-Q for the quarterly period ended March 31, 2006. These transactions have also been disclosed in the Commitments and Liquidity and Capital Resources sections of Management Discussion and Analysis in each of these filings.

Note 4 — Assets Constructed for Others, page 54

4.	We note that you entered into a lease agreement with the Port Authority of New York and New Jersey (PANYNJ) for the construction and operation of a new terminal at JFK airport. Under the lease agreement, it appears that you are responsible for the construction of a 635,000 square foot 26-gate terminal, as well as, other airport infrastructure. It also appears that PANYNJ will reimburse you for construction costs, except for those related to approximately $80 million in leasehold improvements to be provided by your company. You state that in accordance with EITF 97-10, you are considered the owner of the construction project for financial reporting purposes and, accordingly, you reflect an asset and liability related to in-process construction on your balance sheet. You state further that you currently do not expect to meet the criteria necessary to derecognize the ‘‘Assets Constructed for Others’’ and/or the related liability, when construction of the assets is completed and your lease of the facility begins. As such, you have indicated that the ‘‘Assets Constructed for Others’’ will be amortized over the shorter of your lease term or their economic life, and facility rents will be recorded as debt service on your construction obligation, with the portion not related to interest reducing the principal balance.

Please tell us in detail why you believe that you bear the risks of ownership of the new JFK terminal and related assts during the construction period, citing the specific guidance or criteria in EITF 97-10 that supports the conclusion that you are the owner of the assets during the construction period. Also tell us (i) why you do not believe that you will meet the criteria to derecognize the ‘‘Assets Constructed for Others’’ and (i) why the conditions of a sale and leaseback transaction, as set forth in SFAS No. 98, will not be met when the construction of the assets is completed and your lease of the facility begins. Furthermore, as you indicate that the costs capitalized as ‘‘Assets Constructed for Others’’ will be amortized over the shorter of your lease term or their economic life, please tell us how you intend to recognize the reimbursement of your construction costs, and what portion of the costs capitalized as ‘‘Assets Constructed for Others" will be subject to amortization. We may have further comment upon receipt of your response.

Response:    The EITF 97-10 consensus outlines several criteria, which if met, would result in a lessee being considered the owner of a real estate project, despite its not holding title. We are managing the construction of this project and are primarily liable to the contractors performing the work. We are also responsible for cost overruns not related changes made by the PANYNJ. The lease we have entered into is also a ‘‘date-certain’’ lease, with facility lease payments commencing in November 2009, without regard to whether the construction is complete. Under EITF 97-10 guidelines, we believe all of these factors result in our being considered the owner of the project during the construction period.

Since we are accounting for the project as if we were the owner, we must satisfy the criteria in SFAS No. 98 in order to qualify for sale and leaseback accounting. Upon completion of the project, we will conduct a detailed analysis to assess whether we fulfill the SFAS No. 98 criteria for recognizing the sale; however, because of our anticipated continuing involvement, principally the current requirement of the lease to provide a collateralized letter of credit following the construction period, we do not currently expect to satisfy these criteria.

As we incur project costs, which are reflected as Assets Constructed for Others, we are also submitting requests for reimbursement to the PANYNJ. As these reimbursements are received, we are recording a construction liability, which will increase throughout the construction period. We expect that upon project completion we will account for the construction obligation and related facility lease as a financing, which is described in Appendix B of SFAS No. 66. The entire amount of construction costs accumulated in Assets Constructed for Others will be subject to amortization, for accounting purposes, based on the appropriate economic life of its individual assets.

Note 12 — Contingencies, page 60

5.	We note that you do not accrue a liability for product warranties upon the sale of your LiveTV hardware since revenue from the sale of the hardware is recognized over the term of the related service agreements. As such, you recognize expenses for warranty repairs as they occur. Please tell us why you believe that your accounting policy regarding warranty expense is consistent with the requirements of paragraphs 8, 24, 25, and 80 of SFAS No. 5. Also, please tell us the amount of warranty expense that has been recognized during each period presented in your consolidated statements of operations. We may have further comment upon receipt of your response.

Response.    In all of its sales arrangements, LiveTV simultaneously enters into equipment sales contracts and separate long-term service and maintenance contracts. The equipment sales contracts do not provide for product warranty; however, this element is included with other service and maintenance and repair activities, which are covered under the service and maintenance contracts. Because none of the various elements of these multi-element arrangements have ever been sold separately, we have concluded that they must be accounted for as a single unit of accounting. Therefore, we defer all revenue related to the equipment sales and recognize such revenues ratably over the service maintenance contract term, as required by EITF Issue No. 00-21. We recognize service and maintenance expenses on an as incurred basis. We believe this treatment satisfies the matching principle described in paragraph 80 of SFAS No. 5. In addition, we do not believe that any of LiveTV's agreements will result in the recognition of losses in future periods.

LiveTV's total maintenance costs associated with their long term service and maintenance contracts were approximately $1.9 million, $805,000 and $151,000 in 2005, 2004 and 2003, respectively. The number of aircraft serviced under these agreements during these periods was 193, 55 and 24, respectively. We do not believe that the equipment failure rates will fluctuate significantly from what we have experienced to-date.

Note 13 — Financial Instruments and Risk Management, page 62

6.	We note that as of December 31, 2005 your crude oil or heating oil option contracts and swap agreements, i.e. your derivative contracts, were not designated as cash flow hedges as defined in SFAS No. 133. As such, changes in the fair values of your derivative contracts outstanding at December 31, 2005 were reported in your income statement for fiscal year 2005. However, based upon your consolidated statements of stockholders’ equity and our review of your 2004 Annual Report on Form 10-K, we that your crude oil option contracts and/or swap agreements, which were outstanding at December 31, 2004 and December 31, 2003, were designated as cash flow hedges, as the effective portion of the change in the fair value of those derivative contracts was recorded as a part of other comprehensive income. Please tell us the reason(s) that your most recent derivative contracts that have been entered for purposes of hedging your fuel costs have not been designated as cash flow hedges. Your response should explain in detail any factors or changes in circumstances that have impacted your accounting treatment or explain any changes to the objectives or strategy of your derivative usage. Also, explain why $13 million of adjustments to the fair values of these derivative contracts, which were previously included in accumulated other comprehensive income, were reclassified into earnings in 2005. We may have further comment upon receipt of your response.

Response.    At December 31, 2005, none of our crude oil or heating oil financial derivative instruments qualified for designation as cash flow hedges for accounting purposes, principally because we concluded that the underlying commodity was no longer highly correlated to the specific jet fuel purchases being hedged. As of December 31, 2004, all of our outstanding financial derivative instruments, each with 2005 maturities, were designated as cash flow hedges for accounting purposes, and resulted in our deferring $13 million in Accumulated Other Comprehensive Income, or OCI. Through mid-September 2005, $10 million of this balance had been settled, with gains recognized as offsets to fuel expense.

As of September 30, 2005, we concluded that the relationship between crude oil and jet fuel was no longer highly correlated, due to the impact of the hurricanes in the Gulf of Mexico in the fall of 2005 on oil refining and production operations in and around the Gulf and the ensuing shortage of refined petroleum products. Because the hedging relationship was no longer highly correlated, we were required to remove their hedge designation as required by SFAS No. 133 paragraph 28(b). However, the underlying forecasted hedged transaction remained (i.e. our consumption of jet fuel), resulting in our maintaining amounts previously deferred in OCI until the initially designated hedged transaction had occurred, as required by paragraph 32 of SFAS No. 133. Changes in the value of these contracts from the date we removed their hedge designation were recognized in Interest income and other in our consolidated statements of income.

In addition, we had also entered into some short-term contracts that we decided not to designate as cash flow hedges and merely mark-to-market on each balance sheet date because of the extensive documentation required for designation and given their short-term duration.

Exhibit 23 — Consent of Independent Registered Public Accounting Firm

7.	The consent of your independent registered public accounting firm, which has been included as an exhibit to your Form 10-K does not contain the name of your independent public accountant and does not appear to be signed, as denoted by an appropriate ‘‘signature symbol’’. Please re-file the consent of your independent registered public accounting firm with an appropriate signature. Refer to the requirements of Rule 302(a) of Regulation S-T.

Response.    We will re-file the consent of our independent registered public accounting firm with the name of our independent public accountant clearly indicated and with the appropriate signature.

In connection with our above responses to the Staff’s comments, JetBlue acknowledges that:

•	JetBlue is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	JetBlue may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If any of our responses require further explanation, please do not hesitate to contact me at (203) 656-7604.

Sincerely,
/s/ HOLLY NELSON Senior Vice President and Controller (principal accounting officer)

Cc: Mr. Jeffrey Sears, Division of Corporation Finance